UNITED STA
SECURITIES AND EXCHA
Washington, D.C

OMB APPROVAL	
Number:	3235-0123
res:	October 31, 2004
mated average burden	
hours per response......	12.00

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 48560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 6/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Towson Dr
(No. and Street)

Warren Ohio 44483
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Angnardo (330) 847-6314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter A. Foley,
(Name – *if individual, state last, first, middle name*)

771 Hwy 34 Matawan NJ 07747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Palmieri, Angnardo & Co., Inc.

Report on Statement of Financial Condition

June 30, 2004

AVAILABLE FOR PUBLIC INSPECTION

Peter A. Foley CPA

CERTIFIED PUBLIC ACCOUNTANT
771 Hwy 34, Matawan, NJ 07747
Phone : (732) 290-9444 Fax: (732) 290-0521

Report of Independent Auditors

The Board of Directors of
Palmieri, Angnardo & Co., Inc.

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2004, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides the reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc., and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule *17a-5* of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 13, 2004

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2004

Table of Contents

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

Year ended June 30, 2004

Assets		
Cash and cash equivalents	$	9,625
Receivables		
Brokers, dealers and clearing organizations		3,814
Total Assets		13,439
Liabilities		
Payables:		
Brokers and dealers	$	1,521
Accrued expenses and other liabilities		773
Total Liabilities		2,294
Stockholder's equity		
Common stock - no par value, 100 shares authorized; 100 shares issued and outstanding		11,145
Paid in capital		-
Retained Earnings		-
Total stockholder's equity		11,145
Total Liabilities and Stockholder's Equity	$	13,439

See accompanying notes

Palmieri, Angnardo & Company, Inc.

Notes to Financial Statements
June 30, 2004

1. Organization and Nature of Business

Palmieri, Angnardo & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company is a State of Ohio Corporation.

2. Significant Accounting Policies

Basis of Presentation

The Company operates its business as an introducing broker using a clearing corporation as the "Carrying broker". The carrying broker is responsible for all regulatory requirements for customer's accounts since customers of the introducing broker are considered the carrying broker's customers.

15c3-3 Exemption

The company operates under the exemptive provisions of the SEC reserve requirements for broker-dealers under Rule 15c3-3 (k)(2)(ii), since all customer transactions are cleared through **Mesirow Financial** (another broker-dealer) on a fully disclosed basis.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (or 8 to 1 of its net capital for 12 months after commencing business as a broker or dealer)(and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). At June 30, 2004, the Company had a net capital of $11,145, which was $6,145 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1.

4. Transactions with Affiliates

The Company had significant transactions with its affiliates at values determined on an agreed upon basis. The Ultimate Team Tennis League, Inc. provides assistance to the Company by paying substantially all of the Company's monthly expenses. The affiliates bill the Company for expenses incurred. Payments to affiliates are not made in the event the company's net capital falls below the required minimum net capital. As of June 30, 2004 the total paid to affiliates was $ 3,015.

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2004 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 3,814	$ 1,521
Fees and commissions receivable/payable	-	-
Other-Taxes and Accrued expenses	-	773
	$ 3,814	$ 2,294